UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

**[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

DENMARK BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	39-1472124
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices)

(920) 863-2161
(Registrant's telephone number, including area code)

(Former name, address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.   See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
___ Large Accelerated Filer   **X   Accelerated Filer**
___ Non-accelerated (Do not check if a smaller reporting company)   ___ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes [ ] No [X]

APPLICABLE ONLY TO CORPORATE ISSUERS:

As of August 4, 2008, there were 119,053 shares of the registrant's Common Stock (no par value) outstanding.

DENMARK BANCSHARES, INC.
TABLE OF CONTENTS

Quarterly Report on Form 10-Q
For The Quarter Ended June 30, 2008

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	June 30, 2008 (Unaudited)	December 31, 2007
Assets		
Cash and due from banks	$10,923,812	$10,631,937
Federal funds sold	6,625,000	20,836,000
Investment Securities		
Available-for-sale, at fair value	36,205,905	16,187,633
Held-to-maturity, at cost	35,360,961	35,527,620
Total Investment Securities	$71,566,866	$51,715,253
Loans	289,386,322	302,636,362
Allowance for credit losses	(6,342,538)	(5,870,512)
Net Loans	$283,043,784	$296,765,850
Loans held for sale	332,110	937,846
Premises and equipment, net	8,271,578	8,568,794
Other investments, at cost	6,236,894	6,586,625
Accrued interest receivable	2,061,075	2,180,057
Other assets	12,082,556	11,711,276
TOTAL ASSETS	$401,143,675	$409,933,638
Liabilities		
Deposits		
Noninterest-bearing	$35,818,471	$45,090,344
Interest-bearing	262,389,680	263,863,481
Total Deposits	$298,208,151	$308,953,825
Short-term borrowings	14,082,368	20,746,640
Accrued interest payable	933,281	1,175,520
Other liabilities	1,836,185	1,469,623
Long-term debt	33,350,000	25,750,000
Total Liabilities	$348,409,985	$358,095,608
Stockholders' Equity		
Common stock, no par value,	$18,173,975	$18,173,975
authorized 640,000 shares;		
outstanding 119,053		
Treasury stock, at cost (2,477 shares)	(2,067,385)	(2,067,385)
Paid in capital	469,986	469,986
Retained earnings	36,457,495	35,096,323
Accumulated other comprehensive gain		
Unrealized gains (losses) on securities	(300,381)	165,131
Total Stockholders' Equity	$52,733,690	$51,838,030
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$401,143,675	$409,933,638

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income

		For the Quarter Ended		For the Six Months Ended	
		June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
(Unaudited)					
Interest Income					
Loans including fees		$5,103,643	$5,642,703	$10,605,310	$11,217,121
Investment securities:					
Taxable		435,908	220,104	831,694	407,299
Exempt from federal tax		464,379	477,491	928,949	966,929
Interest on federal funds sold		30,114	64,988	82,420	114,708
Other interest income		16,250	52,355	59,985	123,097
		$6,050,294	$6,457,641	$12,508,358	$12,829,154
Interest Expense					
Deposits		$1,966,752	$2,539,055	$4,338,342	$5,012,105
Short-term borrowings		98,262	374,397	282,039	766,645
Long-term debt		339,323	291,801	634,045	580,396
		$2,404,337	$3,205,253	$5,254,426	$6,359,146
Net interest income		$3,645,957	$3,252,388	$7,253,932	$6,470,008
Provision for Credit Losses		175,000	175,000	325,000	453,000
Net interest income after provision for credit losses		$3,470,957	$3,077,388	$6,928,932	$6,017,008
Other Income					
Service fees and commissions		$170,841	$187,241	$351,879	$378,992
Loan sale gains		16,248	13,850	43,483	22,001
Gain on sale of insurance assets		0	0	0	380,881
Other		202,919	151,047	349,632	328,118
		$390,008	$352,138	$744,994	$1,109,992
Other Expense					
Salaries and employee benefits		$1,636,554	$1,478,088	$3,225,612	$2,986,931
Occupancy expenses		316,675	348,992	662,525	697,846
Data processing expenses		169,329	134,543	340,075	395,347
Professional fees		93,447	64,147	190,874	145,173
Amortization of intangibles		48,098	48,098	96,196	97,720
Loss on sale of other real estate		28,925	160,167	139,484	231,365
Other real estate expenses		56,982	86,152	109,819	226,721
Other operating expenses		289,622	241,736	567,600	523,280
		$2,639,632	$2,561,923	$5,332,185	$5,304,383
Income before income taxes		$1,221,333	$867,603	$2,341,741	$1,822,617
Income tax expense		253,903	146,739	117,435	332,151
NET INCOME		$967,430	$720,864	$2,224,306	$1,490,466
Per Share					
Net income		$8.12	$6.06	$18.68	$12.52
Dividends declared		$7.25	$7.20	$7.25	$7.20
Weighted average shares outstanding		119,053	119,053	119,053	119,053

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc.
Consolidated Statement of Changes in Stockholders' Equity
(Unaudited)

	Common Stock		Paid in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income	Total
Balance, December 31, 2007	119,053	$16,106,590	$469,986	$35,096,323	$165,131	$51,838,030
Comprehensive income						
Net income				2,224,306		2,224,306
Other comprehensive income, net of tax						
Change in unrealized gain on						
securities available-for-sale					(465,512)	(465,512)
Total comprehensive income						$1,758,794
Cash dividends, $7.25 per share				(863,134)		(863,134)
Balance, June 30, 2008	119,053	$16,106,590	$469,986	$36,457,495	($300,381)	$52,733,690
The accompanying notes are an integral part of these financial statements.						

5

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	For the Six Months Ended June 30,	
	2008	2007
Cash Flows from Operating Activities:		
Net income	$2,224,306	$1,490,466
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation	338,124	390,641
Provision for credit losses	325,000	453,000
Amortization of intangibles	96,196	97,720
Gains on sales of loans	(43,483)	(22,001)
Loss on sale of assets	139,666	232,889
Gain on sale of insurance assets	0	(380,881)
Amortization of bond premium	31,430	4,565
Accretion of bond discount	(204,106)	(106,959)
Mortgage loans originated for sale	(4,571,031)	(1,493,279)
Proceeds from sale of mortgage loans	4,045,195	1,295,927
Income from bank owned life insurance	(121,280)	(120,000)
Decrease (Increase) in interest receivable	118,982	(237,266)
Decrease in interest payable	(242,239)	(51,948)
Other, net	(317,540)	(111,476)
Net Cash Provided by Operating Activities	$1,819,220	$1,441,398
Cash Flows from Investing Activities:		
Maturities of held-to-maturity securities	$2,655,000	$1,750,000
Maturities and sales of available-for-sale securities	8,822,479	3,940,907
Purchases of available-for-sale securities	(29,467,419)	(7,147,482)
Purchases of held-to-maturity securities	(2,425,413)	0
Money market mutual funds, net	349,731	406,245
Federal funds sold, net	14,211,000	2,026,000
Proceeds from sale of insurance assets	0	500,000
Proceeds from sale of foreclosed assets	1,706,837	2,234,246
Net decrease (increase) in loans made to customers	13,328,658	(218,707)
Capital expenditures	(41,091)	(32,253)
Net Cash Provided by Investing Activities	$9,139,782	$3,458,956
Cash Flows from Financing Activities:		
Net decrease in deposits	($10,745,674)	($2,959,200)
Dividends paid	(857,182)	(851,229)
Debt proceeds	14,438,578	2,817,365
Debt repayments	(13,502,849)	(4,832,069)
Net Cash Used by Financing Activities	($10,667,127)	($5,825,133)
Net increase (decrease) in cash and cash equivalents	$291,875	($924,779)
Cash and cash equivalents, beginning	10,631,937	9,258,418
CASH AND CASH EQUIVALENTS, ENDING	$10,923,812	$8,333,639
Noncash Investing Activities:		
Loans transferred to foreclosed properties	$1,243,463	$1,548,122
Supplemental Cash Flow Disclosures:		
Cash paid for interest	$5,382,670	$6,418,109
Cash paid for income taxes	538,818	401,016

The accompanying notes are an integral part of these financial statements.

NOTE 1 – FINANCIAL STATEMENTS

The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. ("DBI"), the results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in DBI's latest annual report on Form 10-K. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald"). On January 2, 2007, McDonald sold the insurance book of business and agreed to exit the insurance business for a period of three years.

Reclassifications – Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform to the presentation in the current year.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

	June 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government-sponsored agencies	$9,278,098	$153,255	($7,134)	$9,424,219
U.S. Government-sponsored agency MBS	1,208,291	929	(10,972)	1,198,248
State and local governments	6,734,817	13,751	(48,071)	6,700,498
Corporate mortgage-backed securities	19,464,798	85,901	(667,758)	18,882,940
	$36,686,004	$253,836	($733,935)	$36,205,905

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government-sponsored agencies	$12,124,622	$236,677	$0	$12,361,299
U.S. Government-sponsored agency MBS	1,334,149	22,102	(5,839)	1,350,412
State and local governments	972,544	8,171	(4,793)	975,922
Corporate debt securities	1,500,000	0	0	1,500,000
	$15,931,315	$266,950	($10,632)	$16,187,633

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	June 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$35,360,961	$1,592,197	($23,119)	$36,930,039

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$35,527,620	$1,686,858	($4,081)	$37,210,397

The amortized cost and estimated fair values of securities at June 30, 2008, by maturity were as follows:

	Securities Available-for-Sale		Securities Held-to-Maturity	
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
Amounts Maturing	Cost	Value	Cost	Value
Within one year	$2,495,157	$2,489,990	$824,013	$841,798
From one through five years	22,460,643	21,825,723	8,384,392	8,822,259
From five through ten years	9,363,428	9,470,835	15,427,912	16,105,920
After ten years	2,366,776	2,419,357	10,724,644	11,160,062
	$36,686,004	$36,205,905	$35,360,961	$36,930,039

At June 30, 2008, 15 debt securities have unrealized losses with aggregate depreciation of 4.2% from DSB's amortized cost basis. These unrealized losses relate principally to current market conditions for mortgage-backed securities and are not due to changes in the financial condition of the issuer. In analyzing the issuer's financial condition, management considers whether the securities are issued by government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

NOTE 3 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	June 30, 2008	December 31, 2007
Real Estate:		
Residential	$92,802,905	$95,108,185
Commercial	54,723,022	59,169,245
Agricultural	43,222,096	43,444,746
Construction	20,085,857	22,722,952
	$210,833,880	$220,445,128
Commercial	$28,180,496	$33,241,114
Agricultural	39,510,972	39,582,154
Consumer and other	10,860,974	9,367,966
TOTAL	$289,386,322	$302,636,362

Changes in the allowance for loan losses were as follows:

| | For the Six Months Ended June 30, | | For the Year Ended December 31, |
	2008	2007	2007
Balance, beginning of period	$5,870,512	$5,731,674	$5,731,674
Provision charged to operations	325,000	453,000	903,000
Recoveries	438,521	23,083	108,369
Charge-offs	(291,495)	(407,213)	(872,531)
Balance, end of period	$6,342,538	$5,800,544	$5,870,512

NOTE 4 – NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) on SFAS No. 157-2, *Effective Date of FASB SFAS No. 157*. This FSP delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those recognized at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of SFAS No. 157 had no significant effect on DBI's financial statements. For additional information on the fair value of certain financial assets and liabilities, see Note 5 – Fair Value Measurement to the consolidated financial statements below.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB SFAS No. 115*. SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities with available-for-sale or trading securities. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. As of January 1, 2008, DBI had the option to elect to carry specific financial assets and financial liabilities at fair value. SFAS No. 159 was adopted but DBI did not elect to record any financial assets or liabilities at fair value in accordance with SFAS No. 159.

NOTE 5 – FAIR VALUE MEASUREMENT

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in a transaction between market participants on the measurement date. Some assets and liabilities are measured on a recurring basis while others are measured on a non-recurring basis, as required by U.S. generally accepted accounting principles. SFAS No. 157 also established a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs defined in the standard that may be used to measure fair value are as follows:

Level 1: Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that are supported by little, if any, market activity. These unobservable inputs reflect estimates that market participants would use in pricing the asset or liability.

DBI used the following methods and significant assumptions to estimate fair value.

Assets Recorded at Fair Value on a Recurring Basis

Available-for-Sale Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. The fair value measurement of all of DBI's available-for-sale securities is currently determined by an independent provider using Level 2 inputs. The measurement is based upon quoted prices for similar assets, if available. If quoted prices are not available, fair values are measured using matrix pricing models, or other model based valuation techniques requiring observable inputs other than quoted prices such as yield curves, prepayment speed and default rates.

Assets measured at fair value on a recurring basis, are summarized in the table below:

| | June 30, 2008 | | | |
Description	Level 1	Level 2	Level 3	Fair Value
		Fair Value Measurements Using		
Available-for-sale securities	$ -	$ 36,205,905	$ -	$ 36,205,905

Assets Recorded at Fair Value on a Nonrecurring Basis

Loans Held for Sale: Mortgage loans held for sale are recorded at the lower of cost or market value. The fair value is based on a market commitment for the sale of the loan in the secondary market. These loans are typically sold within one week of funding. DBI classifies mortgage loans held for sale as nonrecurring Level 2 assets.

Impaired Loans: As defined below in the *Glossary of Loan Terms* section, a loan is considered to be impaired when, based on current information or events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impairment is measured based on the fair value of the underlying collateral. The collateral value is determined based on appraisals and other market valuations for similar assets. Under SFAS No. 157, the fair value of impaired loans is reported before selling costs of the related collateral, while SFAS No. 114 requires that impaired loans be reported on the balance sheet net of estimated selling costs. Therefore, significant estimated selling costs would result in the reported fair value of impaired loans being greater than the measurement value of impaired loans as maintained on the balance sheet. In most instances, selling costs were estimated for real estate-secured collateral and included broker commissions, legal and title transfer fees and closing costs. Impaired loans are classified as nonrecurring Level 2 assets.

Assets measured at fair value on a nonrecurring basis, are summarized in the following table:

| | June 30, 2008 | | | |
| | | Fair Value Measurements Using | | |
Description	Level 1	Level 2	Level 3	Fair Value
Loans held for sale	$ -	$ 332,110	$ -	$ 332,110
Impaired loans	$ -	$ 5,543,155	$ -	$ 5,543,155
Total Assets	$ -	$ 5,875,265	$ -	$ 5,875,265

Denmark Bancshares, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Unaudited)

Financial Highlights

(In thousands, except per share data)	2nd Qtr 2008	1st Qtr 2008	4th Qtr 2007	3rd Qtr 2007	2nd Qtr 2007
Operating Results					
Interest income	$6,050	$6,458	$6,506	$6,858	$6,457
Interest expense	2,404	2,850	3,109	3,288	3,205
Net interest income	3,646	3,608	3,397	3,570	3,252
Provision for credit losses	175	150	100	350	175
Noninterest income	390	355	371	351	352
Noninterest expense	2,639	2,693	2,275	2,611	2,562
Net income	967	1,257	1,041	779	720
Per Share Data					
Net income per share	$8.12	$10.56	$8.74	$6.54	$6.06
Financial Condition (1)					
Total Loans (includes loans held for sale)	$289,718	$291,939	$303,574	$305,735	$305,441
Allowance for credit losses	6,343	6,280	5,871	6,045	5,801
Investment securities	71,567	68,155	51,715	52,309	52,495
Assets	401,144	394,520	409,934	394,134	398,769
Deposits	298,208	294,730	308,954	297,039	290,702
Other borrowed funds	47,432	44,924	46,497	43,232	54,367
Stockholders' equity	52,734	53,073	51,838	51,558	50,580
Financial Ratios					
Return on average equity	7.32%	9.62%	8.05%	6.08%	5.67%
Return on average assets	0.98%	1.27%	1.06%	0.79%	0.73%
Interest rate spread	3.40%	3.25%	3.01%	3.15%	2.86%
Average equity to average assets	13.40%	13.17%	12.94%	12.91%	12.92%
Allowance for credit losses to total loans (1)	2.20%	2.16%	1.94%	1.98%	1.90%
Non-performing loans to allowance for credit losses (1)	138%	141%	135%	117%	90%

(1) As of the period ending.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the appropriateness of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Company expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that the loan be categorized as impaired when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an appropriate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans, above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is appropriate as of June 30, 2008.

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating – Risk rating, which is also sometimes referred to as loan grade, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current sound net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Results of Operations

Net income for the quarter ended June 30, 2008, was $967,430, an increase of $246,566 or 34%, compared to $720,864, for the corresponding period in 2007. This increase was primarily the result of higher net interest income which increased by $393,569, a decrease in losses on the sale of other real estate of $131,242 and lower expenses associated with the operation of other real estate which declined $29,170. These items more than offset the increase in salaries and employee benefits of $158,466.

Net interest income for the quarter ended June 30, 2008, was $3,645,957 an increase of $393,569 compared to $3,252,388 recorded the corresponding period of the prior year. The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

	Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change
Interest income	($25,557)	($381,790)	($407,347)
Interest expense	(36,516)	(764,400)	(800,916)
Net interest income	$10,959	$382,610	$393,569

This increase in net interest income is attributable to an increase in net interest spread due to a reduction in the cost of funds, partially offset by a decline in the yield on earning assets. The average net interest rate spread increased 54 basis points from 2.86% during the second quarter of 2007 to 3.40% during the quarter ended June 30, 2008. DBI's yield on earning assets was 7.01% during the second quarter of 2007 compared to 6.52% during the quarter ended June 30, 2008, a decline of 49 basis points. The average cost of funds was 3.12% during the most recent quarter, a decrease of 103 basis points compared to 4.15% for the quarter ended June 30, 2007. The average balance of interest-earning assets increased by $3.0 million while the volume of interest-bearing liabilities decreased by $605,151 during the second quarter of 2008 over average balances for the second quarter of 2007.

For both the second quarter of 2008 and 2007 DBI's provision for credit losses was $175,000. Net charge-offs of $111,976 were recognized in the second quarter of 2008 compared to net charge-offs of $175,880 during the corresponding period in the prior year.

Noninterest income for the three months ended June 30, 2008, was $390,008, an increase of $37,870 compared to $352,138 during the corresponding period in 2007. The increase is primarily attributable to the receipt of interest and penalties of $43,207 from IRS refunds for 2002 and 2003.

Noninterest expense increased by $77,709 or 3% during the three months ended June 30, 2008, compared to corresponding period in 2007. The primary factor for the increase was salaries and employee benefits which was $158,466 higher than the corresponding period in 2007. This can be attributed to regular salary increases and the increase in the number of full-time equivalent employees from 90 in the second quarter of 2007 to 95 as of June 30, 2008. Data processing expenses increased $34,786 to $169,329 for the quarter ended June 30, 2008 from $134,543 for the same period in 2007. This increase is due, in part, to expenses related to the start up costs for a new product offering, payments for a new online timekeeping service and normal increases in processing fees. Professional fees increased $29,300 to $93,447 for the three months ended June 30, 2008 from $64,147 for the second quarter of 2007. This was primarily due to outsourced audit training and assistance. These increases were partially offset by declines in the costs associated with other real estate owned.

During the second quarter of 2008, DBI recognized losses on the sale of other real estate parcels of $28,925 which is a reduction of $131,242 or 82% as compared to losses of $160,167 during the second quarter of 2007. DBI incurred $56,982 of expenses associated with its acquired properties. These expenses consisted primarily of costs for repairs, maintenance, real estate taxes, utilities, insurance and legal. This represents a decrease of $29,170 or 34% when compared to $86,152 incurred during the second quarter of 2007. The number of properties held as of the end of the second quarter 2008 was 15 as compared to 23 properties as of the end of the same period for 2007. Management continues to focus on further reducing the level of acquired properties.

During the first quarter of 2008, DBI was notified that the Internal Revenue Service (IRS) had abandoned its position that banks need to combine the tax-exempt obligations of their investment subsidiaries with banks' municipal obligations when computing their interest disallowance, more commonly known as the TEFRA disallowance. Based on this ruling, an anticipated tax refund related to the TEFRA disallowance of $355,289 was included in the tax calculation for first quarter 2008. Refunds for 2002 and 2003 totaling $93,635 were received during the second quarter of 2008. The refunds were offset against the income tax receivable.

For the three months ended June 30, 2008 and 2007, DBI recorded combined federal and state income tax provisions of $253,903 and $146,739, respectively. These provisions reflect effective income tax rates of 21% in 2008 and 17% in 2007. DBI's combined statutory tax rate is 39%. The lower effective income tax rates are primarily attributable to certain federally tax exempt interest earned on state and local government investment securities.

Financial Condition

Total assets decreased by $8.8 million between December 31, 2007, and June 30, 2008. Available-for-sale investment securities increased by $20 million during the first six months of 2008. Federal funds sold were reduced by $14.2 million to fund the majority of the growth of investment securities. The Federal Open Market Committee reduced the federal funds rate by 200 basis points during the first quarter. The rate fell from 4.25% at year-end to 2.25% and remained at this level as of second quarter-end. Total loans decreased by $13.0 million during the first six months. The reduction in loans is discussed in more detail below.

As mentioned above, the investment portfolio had a net increase of $20 million during the first six months of 2008. Due to the declining rate environment experienced since year-end, several U.S. Agency-issued bonds were called. In addition, the loan portfolio has experienced a decline since year-end, also previously noted. To offset these declines in assets, additional investments were purchased. The primary type of investments purchased were Corporate-issued collateralized mortgage obligations (CMOs). The issues purchased are rated AAA and are in a senior position related to the repayment of principal.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:

(In thousands)	June 30, 2008		December 31, 2007	
	Amount	%	Amount	%
Real Estate:				
Residential	$92,803	32.1%	$95,108	31.4%
Commercial	54,723	18.9%	59,169	19.6%
Agricultural	43,222	14.9%	43,445	14.4%
Construction	20,086	6.9%	22,723	7.5%
	$210,834	72.9%	$220,445	72.8%
Commercial	28,181	9.7%	33,241	11.0%
Agricultural	39,511	13.7%	39,582	13.1%
Consumer and other	10,860	3.8%	9,368	3.1%
TOTAL	$289,386	100.0%	$302,636	100.0%

During the first six months of 2008 commercial loans not secured by real estate declined by $5.0 million. Commercial real estate loans declined by $4.4 million during the same period while construction loans fell by $2.6 million. Management attributes the declines in the commercial and construction loan portfolios to tighter underwriting standards, aggressive collection efforts and a soft local economy. Residential real estate loans declined by $2.3 million primarily as a result of the refinancing of $2.4 million of fixed rate loans to the secondary market.

Based on current market conditions, the decision was made during the second quarter of 2008 to designate the student loan portfolio as held-for-investment rather than available-for-sale as has been the practice in the past. The portfolio consists of $1,143,975 in loans that were essentially transferred at par value. The market value of these loans was approximately equal to par value based on quoted prices on securities backed by similar portfolios of student loans.

The allowance for credit losses increased by $472,026 during the six months ended June 30, 2008. The collection of a $320,000 personal guarantee during the first quarter contributed significantly to the increase in the allowance balance. The allowance equals 2.20% of total loans at June 30, 2008 compared to 1.94% at December 31, 2007. Nonaccrual loans totaled $8.7 million at quarter-end, an increase of $828,000 compared to December 31, 2007. The increase is largely attributable to two commercial loan relationships that were placed on non-accrual during the first quarter of 2008. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.90% at quarter end, compared to 4.02% at year-end. As of June 30, 2008, management has identified $29.2 million of potential problem loans compared to $15.1 million at year-end. The increase is primarily the result of changes in the credit review process implemented by the Chief Credit Officer, who was hired in December, 2007. This increase does not necessarily correlate with increased allocations to the allowance. DBI has no accruing loans that are past due 90 days or more. The following table sets forth certain data concerning nonaccrual loans, past due accruing loans, restructured loans and other real estate (property acquired through foreclosure or in satisfaction of loans):

| | June 30, 2008 | | December 31, 2007 | |
| | | % of Total | | % of Total |
(In thousands)	Amount	Loans	Amount	Loans
Nonaccrual Loans (1)	$8,732	3.0%	$7,904	2.6%
Restructured Accruing Loans	495	0.2%	499	0.2%
Accruing Loans Past Due				
90 Days or More	0	0.0%	0	0.0%
Total	$9,227	3.2%	$8,403	2.8%
Other Real Estate	$1,939		$2,542	

(1) Includes restructured loans of $2,300,360 and $2,410,491 as of June 30, 2008 and December 31, 2007, respectively.

Total non-interest bearing deposits decreased by $9.3 million during the first six months of 2008. Management attributes this decrease in part to a seasonal fluctuation but also to the closing of a corporate checking account that had a balance of $6.0 million at December 31, 2007. The corporation ceased operations during the first quarter of 2008. The corporation maintained an average balance of $1.3 million during 2007.

Interest-bearing deposits decreased by $1,473,801 between December 31, 2007 and June 30, 2008. Interest bearing deposits consisted of the following:

	6/30/2008	12/31/2007
NOW accounts	$17,029,937	$18,680,537
Savings accounts	17,407,162	15,947,845
Money market accounts	93,090,890	88,108,029
Certificates of deposit	134,861,691	141,127,070
TOTAL	$262,389,680	$263,863,481

Certificates of deposit decreased by $6.3 million during the first six months of 2008. Certificate of deposit renewal interest rates have fallen more than 200 basis points causing some of those depositors to shift funds to money market accounts while others have withdrawn their funds to deposit with other financial institutions offering higher rates.

Stockholders' equity increased by $895,660 to $52,733,690 as of June 30, 2008. As of June 30, 2008, DBI's leverage ratio was 13.3%, the risk-based core capital ratio was 17.1% and the risk-based total capital ratio was 18.3%. DBI and DSB continue to maintain capital levels well above the regulatory minimum levels.

Liquidity

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Cash and cash equivalents increased by $291,875 during the first six months of 2008. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows. The available-for-sale investment portfolio amounting to $36.2 million as of June 30, 2008, is readily convertible to cash if needed for liquidity purposes.

In addition to on-balance sheet sources of funds DBI also has off-balance sheet sources available to meet liquidity needs. DBI has unused lines of credit of $31.3 million as of June 30, 2008. Management believes DBI's liquidity position as of June 30, 2008, is adequate under current economic conditions.

Off-Balance Sheet Arrangements

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk. The following table sets forth DBI's commitments to extend credit and standby letters of credit:

(In thousands)	Contract or Notional Amount June 30, 2008	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$38,174	$31,668
Standby letters of credit and financial guarantees written	1,647	1,647

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

DBI's primary market risk position has not materially changed from that disclosed in DBI's 2007 Form 10-K Annual Report.

Item 4. Controls and Procedures

As of the end of the period covered by this report, DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures prior to the filing date of this report. Based on that evaluation, management believes that DBI's disclosure controls and procedures as of the end of the period covered by this report are effective in ensuring that information required to be disclosed by DBI in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

There were no significant changes in DBI's internal controls over financial reporting or in other factors that have significantly affected these controls during the fiscal quarter covered by this report, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part II. Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Item 2.a Unregistered sales of equity securities during the quarter – none.
Item 2.b Use of proceeds – not applicable.
Item 2.c Repurchases of common stock during the quarter – none.
Item 2. Other disclosures. Limitations upon the payment of dividends.

The Federal Reserve Board ("the Board") has adopted regulations that deal with the measure of capitalization for bank holding companies. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations.   DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

Item 4. Submission of Matters to a Vote of Security Holders

(a) The Company held its Annual Meeting of Shareholders on April 22, 2008.

(b) Directors elected at the Annual Meeting were Thomas N. Hartman, Michael L. Heim and Kenneth A. Larsen, Sr. Directors whose term of office continued after the meeting were Terese M. Deprey, Mark E. Looker, Edward Q. Opichka, D.D.S., Allen M. Peters and Thomas F. Wall.

(c) The matters voted upon and the results of the voting were as follows:

(1) The Shareholders elected the following nominees to the Board of Directors to serve a three year term expiring in 2011:

Nominees	For	Withheld
Thomas N. Hartman	87,414	5,208
Michael L. Heim	85,739	6,883
Kenneth A. Larsen, Sr.	87,459	5,163

(2) The ratification of the appointment of Wipfli LLP as independent public accountants for the year ending December 31, 2008.

For	Against	Abstain
90,510	87	2,025

Item 6. Exhibits

(a) Exhibits:

31.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DENMARK BANCSHARES, INC.

Date: August 4, 2008

/s/ John P. Olsen
John P. Olsen,
Principal Executive Officer and
President

Date: August 4, 2008

/s/ Dennis J. Heim
Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

DENMARK BANCSHARES, INC.
EXHIBIT (31.1)
CERTIFICATIONS

I, John P. Olsen, President of Denmark Bancshares, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John P. Olsen

Date: August 4, 2008

John P. Olsen,

Principal Executive Officer
and President

DENMARK BANCSHARES, INC.
EXHIBIT (31.2)
CERTIFICATIONS

I, Dennis J. Heim, Vice President and Treasurer of Denmark Bancshares, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Dennis J. Heim

Date: August 4, 2008

Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

DENMARK BANCSHARES, INC.

EXHIBIT (32.1)

CERTIFICATIONS

**Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. ' 1350**

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Denmark Bancshares, Inc. ("DBI"), hereby certify, based on their knowledge, that the Quarterly Report on Form 10-Q of DBI for the quarter ended June 30, 2008, (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DBI.

/s/ John P. Olsen
John P. Olsen,
Principal Executive Officer
and President

/s/ Dennis J. Heim
Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

Date: August 4, 2008